EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of White River Capital, Inc. on Form S-8 of our report dated March 3, 2005 (March 9, 2005 as to Note 15) (which report expresses an unqualified opinion and includes explanatory paragraphs referring to Union Acceptance Corporation’s emergence from bankruptcy and a going concern uncertainty) with respect to Union Acceptance Corporation and subsidiaries consolidated financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004; and of our report dated March 15, 2005 with respect to the financial statement of White River Capital, Inc. as of December 31, 2004, both appearing in the proxy statement/prospectus, which is part of Registration Statement No. 333-123909.

/s/ Deloitte & Touche LLP

Indianapolis, Indiana
December 6, 2005